AIT 8/8/2002

TC 8/8/02

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

02023014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED JUL 30 2002 SECTION

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. Houston Street
(No. and Street)

San Antonio (City) Texas (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks 210-220-4128
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

1900 Frost Bank Tower (Address) San Antonio, (City) Texas (State) 78205

PROCESSED
AUG 16 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc., as of May 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

GLORIA T. SPENCER
Notary Public, State of Texas
My Commission Expires Nov. 13, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Frost Brokerage Services, Inc.

Statements of Financial Condition

Years Ended May 31, 2002 and 2001 with Report of Independent Auditors

[redacted]

Frost Brokerage Services, Inc.

Statements of Financial Condition

Years Ended May 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457
[redacted]

Report of Independent Auditors

Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Frost Brokerage Services, Inc. (the Company) as of May 31, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at May 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule and statement is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

June 28, 2002

[redacted]

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31 2002	May 31 2001
Assets		
Cash	$ **3,367**	$ 461,339
U.S. Treasury bills	**10,770,334**	7,961,258
Trading securities	**–**	347,735
Accrued income receivable	**–**	648
Commissions and other receivables	**551,494**	87,408
Annuity commission receivable	**179,075**	42,375
Prepaid insurance and other assets	**32,249**	26,092
Total assets	**$ 11,536,519**	$ 8,926,855
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable to affiliate	$ **362**	$ 410
Profit sharing plan payable	**70,834**	–
Income taxes currently payable to Frost National Bank	**345,916**	233,285
Total liabilities	**417,112**	233,695
Stockholder's equity:		
Common stock, par value $.01 per share; 10,000 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**152,750**	152,750
Retained earnings	**10,966,557**	8,540,310
Total stockholder's equity	**11,119,407**	8,693,160
Total liabilities and stockholder's equity	**$ 11,536,519**	$ 8,926,855

See accompanying notes.

0206-0313722-FS2

[redacted]

Frost Brokerage Services, Inc.

Notes to Financial Statements

May 31, 2002 and 2001

1. Significant Accounting Policies

Frost Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Frost National Bank (FNB), is registered as a fully disclosed broker-dealer under the Securities Exchange Act of 1934. The Company is organized for the purpose of realizing capital appreciation for its customers through quality investments including stocks, bonds, mutual funds, and options.

The Company operates under a clearing agreement with National Financial Services Corporation (NFS), whereby NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

Security transactions and related commission revenues and related expenses are recorded on the trade date.

Securities held for resale in anticipation of short-term market movements and U.S. Treasury bills are classified as trading securities and are carried at fair value with both net realized and unrealized gains and losses included in other income during the period. U.S. Treasury bills at May 31, 2002 and 2001 mature within one year of the balance sheet date.

FNB, a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI), pays substantially all operating expenses of the Company, as well as providing office space, furniture, and equipment. The Company reimburses FNB for certain operating expenses.

The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% in 2002 and 2001), as this is the rate charged by CFBI to the Company.

Furniture and fixtures are stated on the basis of cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method with an estimated useful life of four years.

[redacted]

1. Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform with the presentation in 2002.

2. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. U.S. Treasury Bills

At May 31, 2002 and 2001, the Company had a U.S. Treasury bill with a cost basis of $57,463 and $47,857, respectively, pledged to NFS for surety purposes. Interest earned on the pledged security is paid to the Company. The unrealized gain on the Company's entire U.S. Treasury bill portfolio for the years ended May 31, 2002 and 2001 was $673 and $1,172, respectively.

4. Employee Benefit Plans

The Company, as a subsidiary of FNB, participates in the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the 401(k) Plan). In addition, CFBI maintains the 1991 Thrift Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Thrift Plan). The Thrift Plan was adopted to offer to eligible employees whose participation in the 401(k) Plan is limited an alternative means of receiving comparable benefits. The above-mentioned plans cover substantially all eligible employees of the Company.

Under the provisions of the above-mentioned plans, employees may contribute certain percentages of their annual compensation, within Internal Revenue Service limitations, to these benefit plans. A portion of these contributions is matched by the Company. The Company's contributions to the above-mentioned plans for the years ended May 31, 2002 and 2001 were $277,280 and $190,830, respectively.

[redacted]

Frost Brokerage Services, Inc.

Notes to Financial Statements (continued)

May 31, 2002 and 2001

4. Employee Benefit Plans (continued)

CFBI has a defined benefit pension plan (the Plan) which extends to the Company. The Plan covers substantially all employees who have attained the age of 21 years with at least one year of service. No expenses or liability pertaining to the Plan are allocated to the Company from CFBI.

On January 1, 2002, CFBI adopted a deferred profit sharing plan, a contributory retirement plan which extends to the Company. Contributions will be made to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Employee assets will be self-directed into a menu of investment options. The assets will be subject to vesting requirements and withdrawal restrictions. The Company's accrued contributions to the deferred profit sharing plan for the years ended May 31, 2002 and 2001 were $70,834 and $-0-, respectively.

5. Income Taxes

The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, if any, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax expense consists of the following:

	Year Ended May 31	
	2002	**2001**
Current:		
Federal	**$ 1,327,649**	$ 927,817
State	**39,388**	55,438
Income tax expense	**$ 1,367,037**	$ 983,255

The Company has no deferred tax assets or liabilities at May 31, 2002 or 2001. The difference between the expected tax expense and income tax expense is due to state franchise tax expense.

[redacted]

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the years ended May 31, 2002 and 2001.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2002, the Company had net capital of $11,013,915, which was $10,763,915 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1.